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                                                               EXHIBIT 11(A)(20)

                                                HARCOURT GENERAL, INC.
                                                27 BOYLSTON STREET,
CHESTNUT HILL, MA 02167
                                                TEL 617 232 8200

       Peter Farwell                                                News Release
       Vice President                               George Sard or Anna Cordasco
       Corporate Relations                                  Sard Verbinnen & Co.
       (617) 232-8200                                             (212) 687-8080
                                                           FOR IMMEDIATE RELEASE

                  HARCOURT GENERAL COMPLETES NEC TENDER OFFER

     CHESTNUT HILL, MA, June 5, 1997 -- Harcourt General, Inc. (NYSE:H) announced today that it has successfully completed its tender offer for all shares of National Education Corporation (NYSE:NEC) at $21 per share in cash. The offer expired at 5 p.m. EDT on Wednesday, June 4, 1997.

     Based on information provided by IBJ Schroder Bank & Trust Company, the depositary for the offer, approximately 34.6 million shares, equal to approximately 96% of the 36.0 million outstanding shares of NEC, were tendered. Harcourt General indicated that it would begin payment for the accepted shares promptly.

     In the second step of the acquisition, NEC will be merged with a subsidiary of Harcourt General and each NEC share not previously purchased in the tender offer will be converted into the right to receive $21 in cash. The merger is expected to be completed by June 10th.

     Harcourt General also announced that with its acquisition of the NEC shares, it has acquired control of Steck-Vaughn Publishing Corporation (NASDAQ:STEK). NEC owns approximately 83% of Steck-Vaughn's common stock.

     "With the successful completion of our tender offer for NEC, we can now devote our energies to integrating these business and building our presence in the fast-growing educational services market," said Richard A. Smith, chairman and chief executive officer of Harcourt General. "We look forward to working together with our new colleagues at NEC to take full advantage of the many synergies between our two companies."

     Harcourt General, Inc. is a growth-oriented company with core businesses in publishing and specialty retailing. The Company also provides professional outplacement services to clients worldwide.

     National Education Corporation's operations include ICS Learning Systems, the largest provider of distance education in vocational, academic and professional studies; National Education Training Group, the leader in information technology interactive multimedia-based learning products; and 83% ownership of Steck-Vaughn Publishing Corporation, one of the largest publishers of supplemental education materials.

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